Elron Electronic Industries Ltd.
3 Azrieli Center
42nd Floor
Tel Aviv, Israel 67023

April 13, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:    Mark Rakip,
                      Staff Accountant

       RE:  Elron Electronic Industries Ltd.
    Form 20-F for the year ended December 31, 2009
    Filed March 29, 2010
    File No. 0-11456

Dear Ladies and Gentlemen:

       On behalf of Elron Electronic Industries Ltd. (“Elron” or the “Company”), we have provided below Elron’s responses (the “Response") to the comment letter dated March 31, 2010, received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on March 31, 2010, relating to Elron’s Form 20-F for the year ended December 31, 2009 (“2009 Form 20-F”).

        For your convenience, the Staff’s comment has been restated below in its entirety, with the response to the particular comment set out immediately under the comment.

Form 20-F for the fiscal year ended December 31, 2009

Consolidated Financial Statements for the year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, Page F-2

1.
Comment: We note that your independent registered accountant’s report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB.  Please amend your filing as promptly as possible to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or reconciliation from IFRS to US GAAP.  Refer to Item 17(c) of Form 20-F.

Response:

The Company is amending its 2009 Form 20-F to provide an audit report that includes an opinion that the Company’s financial statements for the year ended December 31, 2009 comply with IFRS as issued by the IASB, as stated in Note 1 A to the financial statements included in Item 18 of the 2009 Form 20-F as initially filed.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yaron Elad
Yaron Elad

cc:	Mr. Paul Weinberg, Adv Mr. Ariel Speier, Partner-KOST FORER GABBAY & KASIERER Kevin Woody, Accounting Branch Chief, Division of Corporation Finance